June 8, 2020

Barbara C. Jacobs, Assistant Director

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:        TipMeFast, Inc.

POS AM to Registration Statement on Form S-1

Filed April 28, 2020

File No. 333-222880

Dear Ms. Jacobs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), TipMeFast, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Request for Withdrawal (File No 333-222880). The request was originally filed on June 1, 2020.

The Company requests withdrawal of the Request for Withdrawal as they should have made the filing as Amendment Withdrawal.

Please forward copies of the order consenting to the withdrawal of the Request for Withdrawal to Byron Thomas, Esq. via email at Byron Thomas byronthomaslaw@gmail.com.

If you have any questions regarding this application for withdrawal, please call Byron Thomas, Esq. the Company’s counsel at 702 747-3103.

Very truly yours,

/s/ Raid Chalil

Raid Chalil,
President

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